

Mail Stop 3561

April 29, 2016

Via E-mail
Steven Paladino
Executive Vice President and Chief Financial Officer
Henry Schein, Inc.
135 Duryea Road
Melville, NY 11747

> **Re:** **Henry Schein, Inc.**
> **Form 10-K for the Fiscal Year Ended December 26, 2015**
> **Response dated April 21, 2016**
> **File No. 0-27078**

Dear Mr. Paladino:

We have reviewed your April 21, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 26, 2015

Consolidated Financial Statements
Note 15. Segment and Geographic Data, page 96

1. We reviewed your response dated April 21, 2016, which discusses additional factors you considered in determining your dental, animal health and medical operating segments are economically similar. For each period provided in your last response, please provide us with each operating segment's operating income as a percentage of sales, adjusted for only amortization and direct acquisition charges. Please include the operating results of your acquisitions in each segment's operating income as a percentage of sales. For each period presented, please also separately tell us, by operating segment, the portion of the adjustment that relates to (a) amortization and (b) direct acquisition charges.

You may contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining